Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE BOARD OF DIRECTORS

Medellin, Colombia, April 22, 2019

At the meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Maria Cristina Arrastia, Business Vice President and Carmenza Henao, Corporate Audit Vice president, to proceed with the sale of their interests in an investment portfolio (Fondo de Acciones SVA) which represent shares of Bancolombia.

The sale transactions will be made in accordance with Bancolombia’s internal procedures for the sale and purchase of its shares by officers, which are publicly available on Bancolombia’s website at www.grupobancolombia.com.co, in the “Corporate Governance” section under “Corporate Information”.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837